UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2006

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by: BHP Billiton Plc

To:
London Stock Exchange
Australian Stock Exchange

Cc:
New York Stock Exchange
JSE Limited
Swiss Stock Exchange
Deutsche Bank
UBS Zurich

Date: 28 April 2006

For Release: Immediately

Contact: Elizabeth Hobley, Deputy Secretary

Tel: +44 (0) 20 7802 4054

BHP BILLITON PLC - TRANSACTION IN OWN SHARES

BHP Billiton Plc announces that on 28 April 2006 it purchased 1,400,000 of its ordinary shares at an average price of 1125.5965 pence per ordinary share. It is intended that all of the purchased shares will be held as treasury shares.

Following the above purchase, BHP Billiton Plc holds 3,250,000 of its ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,464,897,002.

For further information, please contact:

Investor Relations
Mark Lidiard
Office: +44 (0) 20 7802 4156
Mobile: +44 (0) 77 6993 4942

Company Secretariat
Elizabeth Hobley
Office: +44 (0) 20 7802 4054
Mobile: +44 (0) 7919 326871

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 28 April 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary